

June 14, 2010

Mr. Steven L Newman
Chief Executive Officer
Transocean Ltd.
Blandonnet International Business Center
Chemin de Blandonnet 2
Building F, 7th Floor
Vernier, Switzerland

> **Re: Transocean Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 24, 2010**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2010**
> **Filed May 5, 2010**
> **Response letter dated May 19, 2010**
> **File No. 0-53533**

Dear Mr. Newman:

We have reviewed your filings and response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Risk Factors

Compliance with or breach of environmental laws can be costly and could limit our operations, page 19

1.   Your response to prior comment number one explains that all of your current drilling contracts indemnify you for pollution damages and damage to the well or reservoir and loss of subsurface oil and gas. However, your disclosure appears to distinguish between pollution damages and environmental damages, and your response does not appear to address indemnifications related to environmental damages. Please clarify for us the difference, if any, between pollution and environmental indemnifications, and describe for us the environmental indemnifications you receive under your drilling contracts. Your response should also address any specific drilling contracts in which you have not received environmental indemnifications.

2.   We note you indicate in your response to prior comment number one that in some instances you have agreed to certain limits on your indemnification rights, and you can be responsible for damages in excess of $5 million depending on the nature of the liability. Please clarify the maximum amount of exposure you have under any of your drilling contracts where you have agreed to limits on your indemnification rights and the nature of the liability that would trigger such limits.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

3.   We note your responses to our prior comments two, three, and four. We further note that you have provided sample disclosure in your response letter that is responsive to these comments. However, you have not included any disclosure in your Form 10-Q for the quarter ended March 31, 2010 that is responsive to these comments. Please confirm that you will provide such disclosure in your future periodic reports on Forms 10-Q and 10-K.

Results of Operations, Historical 2009 Compared to 2008

Income Tax Expense, page 47

4.   Your response to prior comment number six indicates that your expected future tax costs depend on the location your clients choose to have you provide drilling services and that a significant portion of your taxes are based on gross revenues. We also note that the periodic rig status reports you file via Form 8-K appear to indicate the location of and the dayrate you will earn for the future drilling operations for each of your rigs.   In this regard, please clarify for us why you believe you are unable to reasonably approximate the future tax jurisdictions in which the rigs under contract backlog will operate such that you are unable to provide a reasonable discussion of the anticipated income tax impact on future operations. As part of your response, please explain whether a discussion of the relationship between income taxes and gross revenues would provide meaningful information to investors.

5.   We note your response to prior comment number seven indicates you operated in over 40 different worldwide taxing jurisdictions in fiscal 2009 and 2008, but you also identify certain taxing jurisdictions that make up a significant portion of your consolidated income tax expense for the prior two years. You also attribute the changes in your consolidated tax provision primarily to changes in the relative mix of taxable amounts in your various tax jurisdictions. Please clarify in further detail why you believe providing enhanced discussion of tax rates for your major taxing jurisdictions "would be confusing and would not provide investors with more useful information." As part of your response, please explain whether

providing quantification of changes in the relative jurisdictional mix of your taxable income with enhanced discussion of applicable rates by major jurisdiction would provide useful information to investors.

Form 10-Q for the Quarterly Period Ended March 31, 2010

General

6.   We note from your response to prior comment number 12 that you expect operating and maintenance expenses to increase by approximately $200 million in 2010 related to the incident involving the Deepwater Horizon. We noted similar quantification in your first quarter earnings conference call. Please tell us how you considered quantifying such estimated amounts in your Form 10-Q, including the significant components that make up the $200 million. We further note from your response to prior comment number 12 that "We have been placed on notice by the operator that it intends to make a claim on our excess liability insurance coverage." Please tell us under what basis the operator intends to make a claim under your insurance coverage, and tell us how you considered disclosing this fact in your Form 10-Q.

7.   We further note from your response to prior comment number 12 that "We have been placed on notice by the operator that it intends to make a claim on our excess liability insurance coverage." Please tell us under what basis the operator intends to make a claim under your insurance coverage, and tell us how you considered disclosing this fact in your Form 10-Q.

Risk Factors

The Deepwater Horizon incident may have a material adverse effect on us, page 37

8.   We note from your disclosure that "… to the extent any of the indemnities from the operator are not enforceable or the operator does not indemnify us, our insurance policies may not fully cover these amounts." Please tell us how you considered explaining under what circumstances the indemnities are not enforceable, why the operator would not indemnify you, and whether such circumstances are likely to occur. For example, disclose whether the operator has asserted that the indemnities are not enforceable or that the operator does not intend to indemnify you.

9.   Your response to prior comment number 12 explains that "our drilling rig, Development Driller III, is involved in drilling the relief well at the site of the incident, our drillship, Discoverer Enterprise, is involved in the oil recovery operations in the Gulf and our drilling rig, Development Driller II, will be

involved in drilling a second relief well, well capping operations or both. All of these rigs are under contract with the operator, and were under such contracts prior to the incident." We also note your response to prior comment number one indicates that "In most instances in which we are indemnified for damages to the well, we have the responsibility to redrill the well at a reduced dayrate." Please tell us whether the operations of the Development Driller III, Discoverer Enterprise, and Development Driller II are currently subject to reduced dayrates, and, if so, tell us how you considered discussing the impact of any reduction in dayrates on your results of operations and liquidity.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Mark Wojciechowski at (202) 551-3759, or in his absence, Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Sean Donahue at (202) 551-3579, or Norman Gholson at (202) 551-3237 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director